FORM 3

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


San Filippo                  James
(Last)                     (First)                     (Middle)


195 Carter Drive    Edison            NJ               08817
(Street)            (City)          (State)            (Zip)

2. Date of Event Requiring Statement:


10/21/99
                      (Month/Day/Year)

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Issuer Name and Ticker or Trading Symbol:


Pentech International Inc./PNTK


5. Relationship of Reporting Person to Issuer (Check all applicable):


           Director

           10% Owner

    X      Officer (give title below)

           Other (Specify below)


Vice President-Finance

6. If Amendment, Date of Original:



                      (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned:

1. Title of Security:


Common Stock

2. Amount of Securities Beneficially Owned:


 29,214*

3. Ownership Form-Direct (D) or Indirect (I):


   D

4. Nature of Indirect Beneficial Ownership:





Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:


Common Stock

Common Stock

Common Stock


2. Date Exercisable and Expiration Date (Month/Day/Year):

 8/5/99                                 8/5/03

 3/3/00                                 3/3/03

 3/19/98                                3/19/02
(Date Exercisable)                   (Expiration Date)

3. Title and Amount of Securities Underlying Derivative Security:

 Common Stock                       10,000

 Common Stock                       10,000

 Common Stock                        5,000
(Title)                          (Amount of Number of Shares)


4. Conversion or Exercise Price of Derivative Security:

 $1.50

 $.875

 $1.4375


5. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):

  D

  D

  D


6. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

* Includes options to purchase 25,000 shares of Common Stock of Pentech International Inc. ("Common Shares") whether or not presently exercisable. Also includes 4,214 Common Shares held in Mr. San Filippo's 401(K) Plan which is 60% vested.


s/James San Filippo                             1/4/00
Signature of Reporting Person                    Date








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